Item 77D DWS Equity 500 Index Portfolio


At a meeting held May 21-22, 2008, the Board of Directors of DWS Equity 500 Index Portfolio, approved the Portfolio's participation in a securities lending program (the "Program"). Pursuant to the program, the Portfolio may lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers who need to borrow securities in order to complete certain transactions.



C:\Documents and Settings\e461801\Local Settings\Temporary
Internet Files\OLK441\Exhibit 77D Equity 500 Index
Portfolio.doc